FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

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02 OCT -3 AM 9:41

FOSTER'S
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Inspiring Global Enjoyment

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The following announcement was made to the Australian Stock Exchange Limited today.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886.

FOSTER'S
GROUP
Inspiring Global Enjoyment

3 October 2002

CUB Wins Exclusive Distribution of Angostura Aromatic Bitters in Australia

Carlton and United Breweries (CUB), a wholly owned subsidiary of Foster's Group Limited, announced today that Angostura International Limited has awarded exclusive Australian distribution of the Angostura aromatic bitters and Angostura rum brands to CUB, through its subsidiary, The Continental Spirits Company.

The five year distribution agreement (with an option to extend) for the famous Angostura brand, follows CUB's recent signing of an agreement with Pernod Ricard, which opened the door for CUB to distribute other international brands.

The agreement includes distribution of Angostura's range of top quality rums, adding to CUB's portfolio in premium glass. CUB will also explore opportunities to launch Angostura in the Australian pre-mixed spirits (RTD) sector, strengthening its strategy to capitalise on the fastest growing sector of the alcohol market.

CUB Managing Director, Mr Jim King, said, "CUB is excited about its new business partnership with Angostura International, one of the world's largest bulk rum suppliers, which has already invested significantly in Australia," Mr King said.

"Angostura's decision to award local distribution to CUB is testament to our commitment to building a spirits business in Australia. We are delighted to have secured exclusive distribution of this non-substitutable brand and to have the opportunity to introduce Australians to the Angostura portfolio of rum brands", Mr King said.

Mr Les Page, Director of Sales and Marketing (Asia Pacific) for Angostura International said, "We were very impressed with Continental Sprits' identification of opportunities for growth and innovation within the local rum market. This approach complements our global strategy of extending international distribution and reach of the Angostura brand name," he said.

CUB owns strong pre-mixed spirits brands in Cougar Bourbon and The Black Douglas Scotch Whisky. Improved bulk spirit supply arrangements with Pernod Ricard and the recent acquisition of BCB Beverages, an RTD and carbonated soft drink manufacturing facility, also support CUB's pre-mix spirits strategy.

Further Information

Media:
Nicole Devlin
Foster's Group
+61 3 9633 2261

Investors:
Michael Roberts
Foster's Group
+61 3 9633 2773